FOR IMMEDIATE RELEASE

NEWS RELEASE

STOCK OPTIONS GRANTED

Vancouver, Canada,  March 30th, 2007 – CanAlaska Uranium Ltd. (CVV – TSX.V) (the “Company”)  has granted 1,000,000 incentive stock options to employees, consultants, and insiders of the Company at the exercise price of $0.74 per common share for a period of five years.  The foregoing is subject to regulatory approval.

About CanAlaska Uranium Ltd.  –  www.canalaska.com

CanAlaska Uranium (CVV -- TSX.V, CVVUF -- OTCBB, DH7 -- Frankfurt) is undertaking uranium exploration in seventeen 100%-owned and two optioned uranium projects in Canada's Athabasca Basin.  Since September, 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles).  In 2005/2006, CanAlaska expended over Cdn$15 million exploring its properties in the Athabasca Basin and has delineated multiple uranium targets.  Initial drilling results from the West McArthur Project (now under a 50% earn-in option to Mitsubishi Development Pty. Ltd.) revealed uranium mineralization and significant zones of hydrothermal alteration, indicative of a favorable environment for uranium deposition.  Active drilling and exploration is continuing in the winter of 2007 at West McArthur and at 4 other significant projects.

Investor Contact: Emil Fung, Vice President, Corp. Dev. Tel: +1.604.685.1870 Toll Free: 1.800.667.1870 (N. America) info@canalaska.com

On behalf of the Board of Directors

Peter Dasler, M.Sc., P. Geo.

President & CEO, CanAlaska Uranium Ltd.

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2.  This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

CanAlaska Uranium Ltd. News Release

March 30th, 2007